

September 27, 2013

Via E-mail
Aylwin Lewis
Chief Executive Officer
Potbelly Corporation
222 Merchandise Mart Plaza, 23rd Floor
Chicago, IL 60654

> **Re:** **Potbelly Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2013**
> **File No. 333-190893**

Dear Mr. Lewis:

We have reviewed your responses to the comments in our letter dated September 10, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Your disclosure that "[t]he underwriters may also exercise their option to purchase up to an additional 1,125,000 shares from [you] at the public offering price" is inconsistent with your statement on page 120 that "[you] and the selling shareholders have granted an option to the underwriters . . . to purchase up to 1,125,000 additional shares at the public offering price." Please revise for consistency.

The Offering, page 6

2. We note your disclosure in the last complete paragraph on page 7 that "an increase or decrease in the assumed initial public offering price of $10.00 per shares would increase or decrease the 12,434 shares assumed to be sold by such selling stockholders." Please clarify here how such increases or decreases in the initial public offering price will affect the number of the 12,434 shares offered by the selling stockholders. In this regard, we note your disclosure on page 106 in footnotes 9 and 10. You also state that "[a]ssuming no change in the 7,500,000 shares being sold in this offering, an increase or decrease in the number of shares sold by such selling stockholders will result in an equivalent decrease or increase in the number of shares being sold by us." With a view towards revised disclosure, please tell us whether the 137,834 shares offered by the selling shareholders includes the 12,434 shares. To the extent that it does, by way of example, explain why an increase of the 12,434 shares offered by the selling stockholders would result in a decrease in the number of shares you offer.

Principal and Selling Stockholders, page 104

3. We note your disclosure on page 107 in footnote 21 that Wilblairco II, LLC is an affiliate of a broker dealer. Please disclose here or in your Underwriting section that Wilblairco II, LLC is a statutory underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Exhibit 5.1

4. Please have counsel revise section (b) of its opinion on page 2 of Exhibit 5.1 to state that the Secondary Shares are validly issued, fully paid and non-assessable as such shares are already issued and outstanding.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Edward S. Best
        Mayer Brown LLP